EXHIBIT 10.25

Portions of this exhibit were omitted and filed separately with the Secretary of the Commission pursuant to an application for confidential treatment filed with the Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934. Such portions are marked by a series of asterisks.

MICRO-NEEDLE LICENSE, JOINT DEVELOPMENT,
AND MANUFACTURING ASSISTANCE AGREEMENT

Recitals.

Parties. This Agreement is entered into as of October 29, 2004 between Debiotech S.A., a Swiss company having a place of business at 28 Avenue de Sevelin, CH-1004 Lausanne, Switzerland, and Animas Corporation, a Delaware corporation having a place of business at 200 Lawrence Drive, West Chester, PA 19380, USA.

Development Funding and License. Debiotech is prepared to undertake the development of one amongst more families of needles based upon Debiotech’s Micro Electro-Mechanical Systems technology and related know-how, the specifications of which have not been developed yet. Animas desires to have exclusive rights to make, use sell and/or import any and all families of such needles and to obtain exclusive license rights to all of Debiotech Intellectual Property useful for such purpose for all uses relating to the administration of insulin .

Confidentiality Agreement. Debiotech and Animas entered into a confidential disclosure agreement dated July 6, 2004. Upon execution of this Agreement, the Confidentiality Agreement shall be terminated and replaced with the terms of this Agreement.

Term Sheet. Debiotech and Animas signed on August 31, 2004 a Term Sheet containing most of the material terms upon which they intended to agree and providing a basis for this Agreement. Upon execution of this Agreement, the Term Sheet shall be terminated and replaced with the terms of this Agreement.

Parallel Agreement. Debiotech and Animas enter into a parallel License, Joint Development and Manufacturing Assistance Agreement in connection with an externally worn micro-pump for the delivery of insulin.

Due-Diligence Prior to Agreement Signed. Prior to signature of this Agreement, Animas has conducted a due diligence review of Debiotech’s relevant technology and related manufacturing, Debiotech having provided all information requested by Animas, as well as a further due diligence relating to such relevant technology, including the intellectual property.

Consideration. In consideration of the mutual promises and obligations contained herein the parties agree as set forth in this Agreement.

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1.	Definitions

     The following capitalized terms are used in this Agreement with the meanings indicated or referred to below.

1.1	Affiliate: any corporation, partnership, limited liability company or other enterprise or organization that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with a party, where “control” means beneficial ownership of at least fifty percent (50%) of the then outstanding voting shares or equity interests in the party in question or the power to direct or otherwise cause the direction of the management and policy of the party in question (for the avoidance of doubt, Existing Shareholders listed under Exhibit D shall not be considered Affiliates given their current ownership of Animas).

1.2	Agreement: this MICRO-NEEDLE LICENSE, JOINT DEVELOPMENT, AND MANUFACTURING ASSITANCE AGREEMENT and all attached exhibits, together with any future amendments entered into in accordance with Section 16.13 of this Agreement.

1.3	Agreement Date: the date on which this Agreement is entered into by the Parties.

1.4	Animas: Animas Corporation, a Delaware corporation having a place of business at 200 Lawrence Drive, West Chester, PA 19380, USA.

1.5	Animas Group: Animas and its Affiliates.

1.6	Change of Control: a change of control of Animas Group shall be deemed to have occurred at such time as any third party, other than an Existing Shareholder listed under Exhibit D, acquires more than 50% of the voting stock of Animas or Animas merges with a third party except where Animas is the surviving entity. A Change of Control will be deemed to have occurred if this Agreement is assigned directly or indirectly to a third party, excluding an Animas Affiliate, including without limitation the sale of substantially all of the assets of Animas in accordance with Section 16.6 of this Agreement.

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1.7	Commercial Launch: the date at which the first Debiotech Micro-Needle Product is sold to an end-user in any country, directly or indirectly, by a Licensee.

1.8	Debiotech: Debiotech S.A., a Swiss company having a place of business at 28 Avenue de Sevelin, CH-1004 Lausanne, Switzerland (together with successors and assigns, and those Affiliates who (i) own Debiotech Intellectual Property, or (ii) have license rights therein in the Field, or (iii) employ any personnel having been involved as an employee of Debiotech (including successors and assigns) or an Affiliate in the development of Micro-Needles utilizing MEMS technology).

1.9	Debiotech Intellectual Property: all patents, copyrights, trade secrets, know-how and other intellectual property related to or useful for a Micro-Needle based on MEMS technology owned by, developed by or licensed to Debiotech, now or until such time as the license granted pursuant to this Agreement is terminated in accordance with Section 15 of this Agreement or becomes a fully paid-up license in accordance with Section 2.2 of this Agreement (including, without limitation, the intellectual property described more specifically in Exhibit A). Debiotech Intellectual Property includes, without limitation, all ideas, methods, concepts, design features, diagrams, schematics, flowcharts, specifications, code (source and object) and any other intellectual property necessary or useful for Animas to fully exercise its rights and perform its obligations under this Agreement or otherwise commercialize Debiotech Micro-Needle Products in the Field. Notwithstanding the foregoing, Debiotech Intellectual Property shall include intellectual property developed jointly by Debiotech and a third party unless Debiotech is prohibited by contractual agreement with such third party to license such intellectual property to another party.

1.10	Debiotech Micro-Needle Products: one or more families of micro-needle products, using MEMS Micro-Needle (the specifications of such Debiotech Micro-Needle Products shall be mutually agreed by the parties).

1.11	Debiotech Micro-Needle: one specific Debiotech Micro-Needle Product to be developed by Debiotech and Animas under the Development Program pursuant to this Agreement, in accordance with the Micro-Needle Specifications.

1.12	Development Program: the development program described more fully in Article 5 of this Agreement pursuant to which Debiotech is to use commercially reasonable

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efforts to develop fully functional prototypes of the Debiotech Micro-Needle which meet the Micro-Needle Specifications.

1.13	Distributors: Third parties (outside Animas Group) that distribute Debiotech Micro-Needle Products sold to them by a Licensee.

1.14	FDA Approval: 510(k) clearance or such other approvals as may be necessary from the Food and Drug Administration (FDA) for sale in the United States of the Debiotech Micro-Needle.

1.15	FDA Submission: filing for FDA Approval.

1.16	Field: All uses relating to the external administration of insulin, alone or in combination with other medications, and/or sensing of glucose.

1.17	Interface: interface of the MEMS Micro-Needle with the rest of Debiotech Micro-Needle (tubing, connector, patch, etc.), to be developed by Animas under the Development Program.

1.18	Knowledge: “to the best knowledge of Debiotech” shall mean to the actual or implied knowledge, as of the Agreement Date, of the officers, directors, owners and management of Debiotech; provided that, “implied knowledge” shall mean only the knowledge readily obtainable from all information available in the books, records and files of Debiotech.

1.19	License: the exclusive license granted to Animas pursuant to Section 2.1 of this Agreement.

1.20	Licensed Patents: all patents, patent applications and patent rights included in Debiotech Intellectual Property, as well as patents, patent applications and patent rights resulting from joint inventions under Section 13.1 of this Agreement. A comprehensive list of such Licensed Patents, as of the Agreement Date, is described in Exhibit A.

1.21	Licensees: Animas, Affiliates of Animas and Sub-licensees.

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1.22	Major Countries: France, Germany, United Kingdom and United States.

1.23	Manufacturing Program: The manufacturing program as defined in Section 7.3 of this Agreement.

1.24	MEMS: Micro Electromechanical Systems using fabrication techniques similar to those utilized in the micro-electronics industry.

1.25	MEMS Micro-Needle: A Micro-Needle based on MEMS technology based upon Debiotech Intellectual Property.

1.26	MEMS Micro-Needle Business: the business of Debiotech relating specifically to the design, development and production of micro-needle devices consisting of an array of micro-needles not exceeding ****** in depth utilizing MEMS technology and all licensing, consulting and investment activities and operations relating thereto, whether in the Field or outside the Field.

1.27	Micro-Needle: any micro-needle device consisting of an array of micro-needles not exceeding ****** in depth.

1.28	Micro-Needle Specifications: the specifications of Debiotech Micro-Needle, including specifications of MEMS Micro-Needle, to be developed pursuant to this Agreement between the parties.

1.29	Net Revenue: gross revenue of Animas Group on a consolidated basis (excluding all revenue from Sub-licensees) from the sale of Debiotech Micro-Needle Products to distributors and end-users minus contractual allowances and discounts, as calculated in accordance with US Generally Accepted Accounting Principles, as such principles are in effect at that time, and as recognized in accordance with Animas’ standard accounting practices in effect for the relevant period, consistently applied ( “GAAP”).

1.30	Quarterly Royalties Statement: a statement prepared by Animas at the end of each calendar quarter in accordance with Section 4.6 of this Agreement, setting forth the Net Revenue relating to Debiotech Micro-Needle Products subject to a royalty in that quarter. The Quarterly Royalty Statement shall set forth (i) the number of Debiotech Micro-Needle Products placed or sold to end-users, by product and by country, and

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the Net Revenue, by product and by country, associated with such Debiotech Micro-Needle Products, (ii) the number of Debiotech Micro-Needle Products placed or sold to distributors, by product and by country, and the Net Revenue, by product and by country, associated with such Debiotech Micro-Needle Products, (iii) the number of Debiotech Micro-Needle Products placed or sold by Sub-licensees, by product and by country, and Net Payments received by Animas from Sub-licensees associated with such Debiotech Micro-Needle Products, and (iv) the royalties payable by Animas with respect to such Net Revenue for that quarter and the Sublicense Fees payable by Animas with respect to such Net Payments from Sub-licensees for that quarter, if any.

1.31	Pump Agreement: a parallel agreement entered into between Debiotech and Animas in connection with an externally worn micro-pump product of Debiotech, entitled License, Joint Development and Manufacturing Assistance Agreement and all attached exhibits, together with any future amendments entered into in accordance with such parallel agreement.

1.32	Royalties Term: the period during which at least one Licensed Patent is Valid in at least one Major Country.

1.33	Steering Group: a six person committee, composed of three senior employees of each party, but not their CEOs, which shall review in accordance with Section 5.5 of this Agreement all the developmental, logistical and technical aspects of the Development Program.

1.34	Sub-licensees: third party (outside Animas Group) sub-licensees appointed by Animas in accordance with Section 2.3 of this Agreement and distributing Debiotech Micro-Needle Products which have not been sold to them by Animas Group or a Sub-licensee (so that such Debiotech Micro-Needle Products have not yet been taken into account for determining royalties due to Debiotech). Sub-licensees do no include (i) parties that manufacture Debiotech Micro-Needle Products, or components therein, on behalf of Animas, but do not distribute such Debiotech Micro-Needle Products or components therein, or (ii) Distributors. However, the same person might be a Distributor in connection with certain Debiotech Micro-Needle Products (bought from Animas Group or a Sub-licensee) and a Sub-licensee in connection with certain other Debiotech Micro-Needle Products (not bought from Animas Group or a Sub-licensee).

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1.35	Valid: qualifier for a patent in a determined country, meaning that such patent in such country is valid, not expired and has not been declared unenforceable by a competent body of such country (such as a United States Federal District Court) for any defect related to the patent (such as a failure from patentee to make relevant disclosures) and affecting its validity lato sensu, but not making the patent technically invalid. Whether the validity of the patent is challenged and infringers can effectively be prevented is irrelevant to determine whether any patent is Valid.

1.36	Year: a calendar year, from January 1 to December 31.

2.	License to Animas.

2.1	Exclusive License. Debiotech hereby grants to Animas an exclusive, even as to Debiotech, worldwide license, with the right to sublicense in accordance with Section 2.3 of this Agreement, under all Debiotech Intellectual Property, excluding intellectual property jointly developed by Debiotech and a third party, and a non-exclusive sub-license under Debiotech Intellectual Property jointly developed by Debiotech and a third party to make, have made, use, sell, offer for sale, or import Debiotech Micro-Needle Products in the Field.

2.2	Duration. The License shall be perpetual (subject to Article 15 of this Agreement). After the Royalties Term, the License shall become a fully paid-up, royalty free, irrevocable, non exclusive worldwide license.

2.3	Sublicense. The License shall include the right for Animas to sublicense the licensed rights; provided that Animas obtains Debiotech’s written consent which consent shall not be unreasonably withheld or delayed. Animas’ sub-licensees shall conform to the applicable material terms of this Agreement and Animas shall remain directly liable to Debiotech with regard to any breach of the terms of this Agreement by Animas’ sub-licensees remaining uncured after a 90 day period following a default notice; provided that, Animas shall no longer be considered in breach of this Section 2.3 in the event Animas terminates the sublicense agreement within a reasonable period after the breach.

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2.4	Limitation to the Field. Licensees shall not make, use, sell, offer for sale, or import Debiotech Micro-Needle Products outside the Field.

2.5	Further Documents. Debiotech hereby agrees to execute, or cause its employees, partners, licensors, agents, or consultants to execute all documents and shall take all actions necessary or desirable to effect, confirm and perfect the rights granted to Animas pursuant to the License, including without limitation, assignment to Debiotech of inventions past, present and future from its employees and consultants.

2.6	Promotion. Animas shall use reasonable commercial efforts to commercialize the Debiotech Micro-Needle Products, independent of the economic attractiveness of other competing Animas products.

2.7	Sales, Marketing and Distribution. All sales, marketing, and distribution activities for Debiotech Micro-Needle Products shall be the responsibility of Animas. Animas shall give Debiotech periodic updates on the progress of Animas marketing activities.

3.	License Fees.

3.1	Initial License Fee. Animas shall not pay to Debiotech any initial license fee in connection with this Agreement.

3.2	License Fee. Animas shall pay to Debiotech a license fee of up to Two Million Five Hundred Thousand Dollars ($2,500,000), payable within 30 days after the following milestones are reached : (a) $500,000 upon sale of 500,000th Debiotech Micro-Needle Product ; (b) $2.0 million upon sale of 2,000,000th Debiotech Micro-Needle Product. Above payments are payable only once. Quantity thresholds are determined in aggregate for all Debiotech Micro-Needle Products.

3.3	Sublicense Fees. Except to the extent a Sub-licensee Royalty Rate is applicable, Animas shall pay to Debiotech ****** of any Net Payments Animas receives from Sub-licensees and Distributors (“Base Sub-licensee Rate”). Net Payments equal the gross cash (including royalties) received by Animas Group from Sub-licensees pursuant to any sub-license agreement between Animas Group and such Sub-licensee

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relating to Debiotech Intellectual Property and the gross cash received by Animas Group from Distributors pursuant to any agreement between Animas Group and such Distributor relating to Debiotech Intellectual Property but excluding any cash received by Animas Group from sales of Debiotech Micro-Needle Products to such Distributors (provided that, to the extent Debiotech can demonstrate that a substantial portion of the sales price of Debiotech Micro-Needle Products sold by Animas Group to Distributors includes what should be characterized as a sublicense fee or royalties due to Animas Group, Debiotech may require that such part of the sales price be included in the Net Payments instead of in the Net Revenue), minus applicable import, export and excise duties and sales tax (including VAT), and minus any taxes withheld from the gross cash (excluding any taxes that were withheld after the gross cash payable to Animas Group was increased to provide that after the withholding of the taxes Animas Group was to receive the same amount of payment it would have received but for the withholding) to the extent not recoverable by Animas Group within two years of the receipt of the gross cash. In the event the total aggregate number of Debiotech Micro-Needle Products sold by all Sub-licensees and sold by Animas Group to Distributors for resale outside the USA in a Year exceeds ****** of all Debiotech Micro-Needle Products sold by Animas Group (including those to Distributors) and its Sub-licensees in such Year, Animas shall pay to Debiotech a Sub License Fee equal to the greater of (i) a royalty equal to ****** of net revenues of Debiotech Micro-Needle Products sold by all Sub-licensees (“Sub-licensee Royalty Rate”), or (ii) Base Sub-licensee Rate.

3.4	Currency. All payments under this Agreement shall be made in US Dollars, and all references in this Agreement to “Dollars” shall mean “US Dollars”. Payments to be made to Debiotech shall be made by bank transfer to Debiotech’s bank account.

4.	Royalties.

4.1	Base Royalties. Animas agrees to pay Debiotech a royalty equal to a percentage of Net Revenue of Debiotech Micro-Needle Products sold or placed to end-users by Animas Group. The royalty rate shall be in accordance with Exhibit B.

4.2	Allocation of Net Revenues. For the purposes of royalty calculations, any product sold in same sterile pack as Debiotech Micro-Needle Product will be included as part

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of Debiotech Micro-Needle Product. Also any tubing used for the delivery of insulin or measurement of glucose along with Debiotech Micro-Needle Product will also be included as part of Debiotech Micro-Needle Product.

4.3	Pump Agreement Royalties. To the extent royalties payable under the Pump Agreement relate to the same product sold hereunder, such amounts shall be deducted from any royalty amounts due under this Agreement.

4.4	Net Revenue Adjustment. In the event that less than ****** of Debiotech Micro-Needle Products placed or sold by Animas Group in any given Year are placed or sold through its direct sales force, the parties shall negotiate in good faith an appropriate correction factor of the Net Revenue for that Year, which correction factor shall increase royalty payments payable to Debiotech to compensate, in part, for the reduced average selling prices of Debiotech Micro-Needle Products, and hence royalties to Debiotech, as a result of the lower percentage of direct sales. The parties in such negotiation shall consider a correction factor to provide for what the average selling price of Debiotech Micro-Needle Products would have been had Animas Group sold at least ****** of Debiotech Micro-Needle Products through its direct sales force; provided that the gross margin percentage of Debiotech Micro-Needle Products, in aggregate, sold by Animas Group after the increased royalties does not fall below customary gross margin percentages for manufacturers in the med-tech industry providing similar levels of customer service, have similar mix of direct versus indirect sales, and perform similar levels of R&D activities. Following any Change of Control, the correction factor shall apply without regard to its impact on gross margin. If the parties are unable to agree on a correction, either party may require that the matter be determined by binding baseball arbitration pursuant to Section 16.2 of this Agreement.

4.5	Royalties reduction. During the Royalties Term, if none of the Licensed Patents covering any Debiotech Micro-Needle Product is Valid in any Major Country, the royalty rate set forth in Exhibit H shall be reduced to ****** of above rate in those countries in which Debiotech Micro-Needle Products are sold, but Licensed Patents are not Valid, provided that such reduction in royalty rates shall only occur if (i) there is another competing Micro-Needle product utilizing MEMS technology being sold in such country and, (ii) the Debiotech Micro-Needle Products sold in such country are not manufactured in a country where a Licensed Patent covering any Debiotech

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Micro-Needle Product is Valid.

4.6	Quarterly Calculation and Payment of Royalties. Royalties shall be due and payable with respect to the Net Revenue made in each calendar quarter on the date which is forty-five (45) days following the end of such calendar quarter (each such payment date, a “Payment Date”). On or before each Payment Date on which royalties are due, Animas shall prepare and deliver to Debiotech a Quarterly Royalties Statement.

4.7	Records and Audits. Licensees shall maintain detailed books and records containing information sufficient to verify the completeness and accuracy of the information presented in each Royalty Statement for a period of at least five years after the period to which such Royalty Statement relates.

Debiotech shall have the right, not more than once each Year, on reasonable advance notice to Animas, during usual business hours, to cause the examination of relevant records of Licensees for the period since the last period covered by any previous examination (including records which are more than five years old, if then available) and ending with the calendar quarter covered by the most recent Payment Date for the sole purpose of verifying the completeness and accuracy of the Quarterly Royalty Statements, including any specific calculation relevant under this Agreement (such as with regard to Sections 3.3 and 4.4 of this Agreement). At Debiotech’s election, any such examination shall be conducted by Animas’ auditors, if allowed by law and agreeable to such auditors, or by independent public accountants selected by Debiotech and reasonably acceptable to Animas.

As a condition to such examination, Animas may require such independent public accountants to execute a confidentiality agreement in form and substance reasonably satisfactory to Animas pursuant to which such independent public accountants will agree to retain in confidence all information learned by them in the course of such examination, except that any discrepancy in any information included in a Quarterly Royalty Statement, or being a relevant information under this Agreement, may be disclosed to Debiotech.

Debiotech shall pay the costs of conducting such audit unless the final results of an audit reveal an underpayment by Animas of five percent (5%) or more during the

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audited period, in which case Animas shall pay the costs of conducting such audit.

4.8	Duration. Royalties are to be paid on the sale of all Debiotech Micro-Needle Products sold by Licensees throughout the world during the Royalties Term. Following the Royalties Term, the provisions of Section 2.2 of this Agreement shall apply.

5.	The Development Program and MEMS Micro-Needle.

5.1	Responsibilities of Debiotech. Debiotech shall use reasonable commercial efforts to complete the Development Program, pursuant to which Debiotech shall be responsible for development of MEMS Micro-Needle and process to manufacture MEMS Micro-Needle , both in accordance with Micro-Needle Specifications, and provide to Animas fully functional prototypes of the MEMS Micro-Needle, which meet the Micro-Needle Specifications, are sufficient for FDA Submission, and are in a form which in fact permits redesign for manufacturing and scaling up for large scale industrial manufacturing.

To the extent that such prototypes of the MEMS Micro-Needle fail to meet the requirements set forth above, Debiotech shall, at its sole expense, use reasonable commercial efforts to continue development work to satisfy such requirements; provided that, Debiotech shall not be required to continue development if Animas has commenced marketing of the Debiotech Micro-Needle.

5.2	Responsibilities of Animas. Animas shall use reasonable commercial efforts to complete the Development Program, pursuant to which Animas shall be responsible for development of Debiotech Micro-Needle in accordance with Micro-Needle Specifications to be developed.

Animas shall be responsible for establishing the large scale manufacturing and Debiotech shall propose appropriate materials to be used to manufacture the Debiotech Micro-Needle and shall assist by supplying engineering support necessary to facilitate production of the Debiotech Micro-Needle in large scale by Animas or suppliers designated by Animas.

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5.3	Development Expenses. Each party shall be responsible for bearing its own costs of the Development Program. Debiotech shall be solely responsible for all expenditures of any nature required to complete the development of the MEMS Micro-Needle in a form which in fact permits scaling up for large scale industrial manufacturing and which satisfies the requirements set forth in Section 5.1 above. Animas shall be solely responsible for all expenditures of any nature required to complete the development of the Debiotech Micro-Needle in a form which in fact permits scaling up for large scale industrial manufacturing and which satisfies the requirements set forth in Section 5.2 above. Animas shall be responsible for the costs of any tooling and equipment for manufacturing of the Debiotech Micro-Needle as well as for the cost of all required redesign for manufacturing.

However, if (a) development costs incurred by Debiotech solely to satisfy Interface requirements in aggregate exceed ******, or (b) Debiotech Micro-Needle Products (other than Debiotech Micro-Needle) require modification of MEMS Micro-Needle, Animas shall reimburse Debiotech at rates as provided for in Exhibit C plus out-of-pocket expenses.

Animas agrees to spend not less than ****** to develop Debiotech Micro-Needle prior to January 2007 unless both parties agree, in good faith, that the Debiotech Micro-Needle is not feasible as a commercial product.

5.4	Reports. Debiotech shall keep Animas fully informed with regard to the progress of the development of the MEMS Micro-Needle.

Not later than fifteen (15) days prior to the meetings with CEOs contemplated by Section 5.5, Debiotech shall submit to Animas a written report including all information regarding progress on the Development Program, disclosing any inventions or other improvements in technology, whether or not patentable, discovered or created in the course of the Development Program. The reports will also include a confirmation from Debiotech that Debiotech believes that the Development Program can be completed consistent with the schedule contemplated, or Debiotech shall submit to Animas a revised schedule setting forth the revised estimated time to complete the Development Program.

If reasonably necessary in addition to the above, and to the extent it would not be

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unreasonably burdensome on Debiotech, upon request from Animas, Debiotech shall allow Animas’ representatives and, where Animas shows a reasonable business purpose, third party guests (subject to appropriate confidentiality agreements with Debiotech), to visit the development facilities where the Development Program is conducted, to attend presentations by Debiotech representatives of the current state of the Development Program and to receive additional written reports addressing specific issues.

All contents of this Section 5.4 and of Section 5.5 below shall be reviewed and modified by the parties as necessary to adequately reflect the actual needs associated with the Development Program and the associated process.

5.5	Program Management. Each party shall appoint three senior employees, but not their CEOs, to form the Steering Group, which shall review all the developmental, logistical and technical aspects of the Development Program. In addition, major financial issues shall be discussed when they arise. To the extent possible the Steering Group should be the same as the steering group under the Pump Agreement.

At least two members of the Steering Group from each side shall meet in person at least once every two months. Each party may invite additional participants from its own party to attend. Minutes of the meetings shall be prepared by Debiotech, indicating in particular the steps believed to be satisfactorily performed by the parties and the next steps to be performed. Minutes shall be reviewed and approved or rejected and amended at the next meeting of the Steering Group. Minutes of the Steering Group shall not constitute amendments of this Agreement or the Micro-Needle Specifications even if signed by representatives of the parties or the CEOs of each Party.

The Steering Group shall be charged with managing the Development Program with a view to completing development of the Debiotech Micro-Needle as rapidly as possible. In addition, the Steering Group shall insure that such development be completed in accordance with the Micro-Needle Specifications and that the manufacturing cost of the Debiotech Micro-Needle be consistent with the levels set forth in the Micro-Needle Specifications. The Steering Group shall make recommendations to either Party regarding design and engineering issues and shall

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make recommendations to Animas regarding the most appropriate supplier(s) to manufacture the Debiotech Micro-Needle or any part thereof. Debiotech employees shall be primarily responsible for issues relating to design, engineering and intellectual property with regard to the MEMS Micro-Needle. Animas employees shall be primarily responsible for issues relating to design, engineering and intellectual property with regard to other parts of the Debiotech Micro-Needle as well as manufacturing and selection of suppliers. Animas shall also be responsible for facilitating any incorporation of Animas’ technology, if any, in the Debiotech Micro-Needle.

Either Party’s members on the Steering Group may recommend modifications to the Micro-Needle Specifications and the Development Program by submitting a written request to the other Party’s members on the Steering Group detailing the nature of the modification, the reason for the modification and the anticipated costs associated with implementing the modification. Any modification must be approved in writing by each CEO. Each Party agrees not to unreasonably withhold their approval to a modification suggested by the other Party so long as the consenting Party cannot demonstrate with written documentation that the modification (i) adversely affect the marketability and desirability of the Debiotech Micro-Needle, (ii) materially affects the cost of the development effort, or (iii) materially affects the timing of the availability on the market of the Debiotech Micro-Needle.

Each Party’s members on the Steering Group shall keep their respective CEOs informed as necessary. The Steering Group shall meet in person with the CEOs as a group of eight at least once every 4 months. The Steering Group shall attempt to resolve issues without the involvement of the CEOs; provided, that, in the event the parties cannot agree, the issue shall be put before the CEOs who shall use commercially reasonable efforts to resolve the issue.

Meetings of the Steering Group (other than those to attended by the CEOs) shall be held at the location where the most active development work is being conducted, which the parties anticipate will be in Lausanne Switzerland through the early and middle stages of the Development Program, and may be the site of anticipated manufacturing facilities later in the Development Program. Meetings of the Steering Group attended by the CEOs shall alternate between locations designated by the CEO of Animas and the CEO of Debiotech.

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5.6	Obligations to develop Product. Debiotech agrees that it will devote the resources as reasonably necessary to ensure development of the MEMS Micro-Needle by the deadline to be mutually agreed by the parties.

Animas agrees that it will devote the resources as reasonably necessary to ensure development of the Debiotech Micro-Needle in time for Debiotech to complete the Development Program by the deadline to be mutually agreed by the parties.

5.7	Failure to complete Development Program. Because of the uncertainties associated with the development work, neither party warrants that it will successfully complete the Development Program.

5.8	Choice of Suppliers under Development Program. Debiotech and Animas must jointly agree on choice of suppliers for any part or process of the Development Program if Non-recurring Engineering Expense (NRE) or tooling charge exceeds $20,000.

6.	Regulatory Responsibility.

6.1	Regulatory Filings. Animas shall use commercially reasonable efforts to file regulatory approvals, including to the Food and Drug Administration, pending completion of test results and other documentation required for such submission.

6.2	Documentation for regulatory submission. In connection with preparation by Animas of the FDA Submission and during the review by FDA of the FDA Submission, Debiotech shall: a) furnish all test results and documentation on MEMS Micro-Needle required by FDA and, b) remain available for responding to questions by FDA relating to such FDA Submission.

6.3	Clinical Studies. Animas shall be responsible for oversight of clinical studies, if any, necessary to obtain FDA Approval, and shall be responsible for the cost of any such studies. Protocol of clinical studies must be approved by Debiotech in advance.

6.4	Material for Clinical Studies. Notwithstanding the provisions of Section 7.1 of this

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Agreement, Debiotech shall furnish MEMS Micro-Needle & Interface, in accordance with Micro-Needle Specifications, needed for clinical studies as required in Section 6.3 of this Agreement. The cost of all such deliverables shall be borne solely by Debiotech, provided that, Animas shall be responsible for any investments necessary for manufacturing and redesign for manufacturing, to the extent required.

6.5	Regulatory Obligations. Animas and Debiotech shall cooperate in the preparation of, and shall execute, as part of the Development Program, a Quality Agreement in order to meet the requirements of ISO13485, European MDD and FDA QSR (21 CFR 820) requirements for medical devices, to the extent applicable.

7.	Manufacturing Program of MEMS Micro-Needle.

7.1	Manufacturing Responsibility. Animas shall be responsible for all aspects of manufacturing of Debiotech Micro-Needle Products, and shall bear all corresponding costs, except to the extent specifically stated otherwise.

7.2	Choice of Initial Manufacturer. Debiotech shall recommend not less than three candidates of initial manufacturer for the MEMS Micro-Needle. Animas may choose between one of three candidates to be the initial manufacturer. If for whatever reason, Animas finds the three candidates unacceptable, Animas may recommend other candidates, whose endorsement by Debiotech may not be unreasonably withheld.

7.3	Debiotech Assistance. Debiotech, at its own cost, shall provide (i) all documentation of all processes, materials, testing, and assembly instructions necessary for the initial manufacturer to manufacture the MEMS Micro-Needle in small-scale manufacturing and further enter into a redesign for manufacturing for large-scale production, (ii) any training required of personnel of the initial manufacturer to manufacture the MEMS Micro-Needle, (iii) any additional technical support including for re-design/ revalidation of processes necessary for large-scale manufacturing ((i) to (iii) constituting the Manufacturing Program), and (iv) continued technical support including for re-design/ revalidation of processes, until the initial manufacturer has delivered to Animas 500,000 MEMS Micro-Needles to be placed on the market.

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7.4	Cost. The cost of all required manufacturing tools and equipments as well as for the redesign for manufacturing shall be borne by Animas.

7.5	Support after Manufacturing Program. Debiotech shall provide employees as reasonably requested by Animas from time to time to support manufacturing and technical issues, as they may arise of MEMS Micro-Needle after completion of Manufacturing Program. Animas shall reimburse Debiotech at rates as provided for in Exhibit C, plus out-of-pocket expenses.

7.6	Access to MEMS Micro-Needle Manufacturer. Subject to the terms and conditions of this Section 7.6 and Section 12.1 of this Agreement, Debiotech shall have the right to buy directly from the manufacturer (the “MEMS Manufacturer”) the MEMS Micro-Needle for use outside the Field.

To the extent Debiotech requires MEMS Manufacturer to use substantially the same tooling and equipment which is either (a) used by and has been specifically paid for by Animas, or (b) is owned by Animas (the “Tooling”), then (i) Debiotech must reimburse Animas for its pro rata share of any non-recurring engineering costs (excluding Animas personnel) and tooling costs incurred by Animas for the manufacture of such MEMS Micro-Needle, irrespective of when such costs were incurred (provided such reimbursement shall not apply to prototypes and small series in an amount less than 251 wafers requested by Debiotech for development, clinical evaluation and registration purposes so long as the manufacture of such prototypes and small series do not cause delays to Animas deliveries); (ii) Animas shall have priority in the supply of MEMS Micro-Needle over Debiotech in the event that (i) the MEMS Manufacturer is unable to provide all quantities of MEMS Micro-Needle requested by both Debiotech and Animas unless Animas has failed to provide MEMS Manufacturer an adequate forecast of such requirements as set forth in the agreement between the MEMS Manufacturer and Animas; (iii) any request for a change by Debiotech in the design or manufacturing of Tooling must be approved by Animas prior to any discussion with MEMS Manufacturer, and further any such discussions between MEMS Manufacturer and Debiotech, after such approval by Animas for such discussions, may only be done in the presence of Animas personnel; (iv) in no case, may any change in the design or manufacturing of such Tooling be made without the explicit approval in writing by Animas, and further Animas is under no

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obligation to approve a change in the design or manufacture of such Tooling, even if Debiotech believes that Animas is unreasonably withholding its approval.

All rights and obligations of Debiotech in this Section 7.6 shall inure to Debiotech’s licensees outside the Field, provided that, such licensees agree to indemnify Animas from any third party claims in connection with their using of the Tooling as per this Section 7.6, and further provided, that the prior written approval by Animas is obtained, which approval shall not be unreasonably withheld. Debiotech shall indemnify and hold harmless Animas, its successors and assigns, Affiliates, and their respective agents, officers, employees, representatives and directors from any third party claims in connection with Debiotech using the Tooling as per this Section 7.6. In the event Debiotech or its licensees sell product in the Field in a manner which is under the reasonable control of Debiotech or its licensee, in addition to any remedies that may exist under this Agreement, all rights of Debiotech under this Section 7.6 may be terminated, provided (i) sales were made willfully in the Field, or (ii) sales were made negligently in the Field and are materially harmful to Animas. Such termination rights shall not apply to the extent Debiotech or its licensee, following notice from Animas, fails to cure the breach within 90 days.

8.	Representations, Warranties and Covenants.

8.1	Authorization. Each party represents that it is duly organized, validly existing and in good standing under the laws of the state of its organization, that it has full power to execute, deliver and perform this Agreement, that this Agreement has been duly authorized, executed and delivered by such party and is the legal, valid and binding obligation of such party, enforceable against such party in accordance with its terms, subject as to enforcement, to applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting creditors’ rights generally and general principles of equity.

8.2	No Conflict. Each party represents that the execution, delivery and performance of this Agreement do not require any approval, license, qualification, consent or filing or exemption therefrom, or other action by any court, governmental authority or other person, and do not contravene or constitute a default under any legal requirement binding on such party, any agreement binding on such party or any of its assets, or any judgment, injunction or order or decree binding on such party or any of its

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properties.

8.3	No Litigation. Each Party represents that there is no actual, pending or, to the best knowledge of such Party, threatened action, suit, proceeding or investigation against or affecting it or any of its assets (including, with respect to Debiotech, Debiotech Intellectual Property) before or by any court or arbiter or any governmental authority which would prohibit or interfere with such Party performance of its duties under this Agreement.

8.4	No Intellectual Property of Third Parties. Debiotech represents that, to the best knowledge of Debiotech, there is no Valid intellectual property owned by any third party which would restrict Animas from making, using and selling Debiotech Micro-Needle (as defined in the Micro-Needle Specifications) in the Field throughout the world under the License in accordance with the terms of this Agreement without payment to third parties. Debiotech further warrants that it did not receive any communication from third parties (i) notifying it that the Debiotech Micro-Needle might infringe intellectual property rights of any third party or (ii) questioning the ability of Debiotech Intellectual Property to adequately prevent third parties from duplicating the Debiotech Micro-Needle without infringing.

8.5	Ownership of Intellectual Property. Debiotech represents that it owns (whether by ownership directly or through licensed rights) the Licensed Patents described in Exhibit A, free and clear of any claims of any third party. Debiotech represents that, to the best knowledge of Debiotech, it owns (whether by ownership directly or through licensed rights) all of the intellectual property necessary or useful for the development of the Debiotech Micro-Needle under the Development Program, including without limitation, the Debiotech Intellectual Property, free and clear of any claims of any third party. Debiotech represents, (i) that, to the best knowledge of Debiotech, none of such intellectual property infringes or misappropriates any intellectual property rights or other property rights of any third party other than third parties identified in (v) below that have licensed relevant technology to Debiotech; (ii) that no intentional misrepresentations were made in any applications for patents included within Debiotech Intellectual Property; (iii) that all such patent applications have been made in good faith and (iv) that Debiotech does not have any knowledge of any factors which would compromise the validity of any of the Licensed Patents; and (v) that, to the best knowledge of Debiotech, Debiotech does not possess, nor does it

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currently require, any third party license(s) other that referred to in Section 8.6 of this Agreement to make, sell, use and/or import the Debiotech Micro-Needle.

8.6	Authorization to License. Debiotech represents that Debiotech is legally authorized to license, on a worldwide basis, all Licensed Patents, including those identified as “Goran Stemme patents” and covenants to protect Animas from any recourse made by Goran Stemme and Patrick Griss (the patents owners) as evidenced by the agreement between the patents owners and Debiotech described in Section 8.7 of this Agreement.

8.7	Patent Owners Intellectual Property. Debiotech represents that Debiotech and patent owners have executed an agreement which ensures that Animas may use the License without obligation to pay any royalties to the patent owners or any third party and that such patent owners will look solely to Debiotech for payment of any royalties owing to them as a result of Animas’ exploitation of the License.

8.8	Feasibility of Development Program. Debiotech represents that it reasonably believes that the Development Program can be successfully completed within the timeframes set forth in this Agreement.

8.9	Indemnification. Debiotech shall indemnify, defend and hold harmless Licensees, their respective successors and assigns, and their respective agents, officers, employees, representatives and directors from and against claims made against them by third parties, including any and all actions, suits, damages, claims, loss or liabilities (including, without limitation, reasonable attorneys’ fees and costs of collection) arising out of or caused by a breach by Debiotech of any of its representations made in this Article 8. Notwithstanding the foregoing, Debiotech’s indemnification obligations set forth in this Section shall not apply with respect to any claims by Licensees that Debiotech Intellectual Property infringes the intellectual property of such Licensee.

Licensee shall promptly notify Debiotech of such claim. Debiotech shall have the right to assume and control the defense, direct the investigation, and control the settlement of each such claim, provided that, Debiotech shall not settle the claim or otherwise consent to a judgment relating to such claim without the prior written

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consent of the Licensee (such consent not to be unreasonably withheld or delayed). Licensee shall be permitted to participate to any proceedings at its own expense.

Debiotech and Licensee shall fully cooperate with each other in connection with the defense of such claim, including by furnishing all available documentary or other evidence as is reasonably requested by the other.

If Debiotech elects not to settle or defend such claim, the Licensee shall (at the expense of Debiotech) have the right to assume the defense of such claim and shall have the right to settle (with the prior written consent of Debiotech, such consent not to be unreasonably withheld or delayed).

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9.	Limitations of Liability

9.1	EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, NEITHER PARTY MAKES ANY REPRESENTATIONS OR WARRANTIES, ORAL OR WRITTEN, EXPRESS OR IMPLIED, ARISING FROM COURSE OF DEALING, COUSE OF PERFORMANCE, USAGE OF TRADE, OR OTHERWISE, INCLUDING IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR TITLE.

9.2	EACH PARTY’S TOTAL AGGREGATE LIABILITY FOR DAMAGES UNDER THIS AGREEMENT SHALL UNDER NO CIRCUMSTANCES EXCEED $ 500,000 EXCEPT AS PROVIDED BELOW. UNDER NO CIRCUMSTANCES SHALL EITHER PARTY BE LIABLE TO THE OTHER OR ANY OTHER PERSON FOR LOST REVENUES, LOST PROFITS, LOSS OF BUSINESS, OR ANY INCIDENTAL, INDIRECT, EXEMPLARY, CONSEQUENTIAL, SPECIAL, OR PUNITIVE DAMAGES OF ANY KIND, WHETHER OR NOT FORESEEABLE, EVEN IF ONE PARTY HAS BEEN ADVISED OR WAS AWARE OF THE POSSIBILITY OF SUCH LOSS OR DAMAGE. THE FOREGOING LIMITATIONS SET FORTH IN THE TWO PREVIOUS SENTENCES SHALL NOT APPLY WITH RESPECT TO (i) EITHER PARTY’S INDEMNIFICATION OBLIGATIONS UNDER THIS AGREEMENT, (ii) BREACHES BY EITHER PARTY OF THE OTHER PARTY’S INTELLECTUAL PROPERTY RIGHTS, (iii) BREACHES BY DEBIOTECH OF THE LICENSE GRANTED ANIMAS IN THIS AGREEMENT, (iv) BREACHES BY ANIMAS OF SECTION 2.4 OF THIS AGREEMENT, OR (V) FRAUDULENT MISREPRESENTATIONS.

9.3	The representations made by each Party under this Agreement and the obligations of each Party under this Agreement, run only to the other Party, and not to any Affiliate, sublicensee, customer or any other Person. Under no circumstances shall any Affiliate of the other Party, its customers, or any other Person be considered a third party beneficiary of this Agreement or otherwise entitled to any rights or remedies under this Agreement.

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10.	Lawsuits by Others Alleging Infringement of Debiotech Micro-Needle Products .

10.1	Infringement Claims by Third Parties. In the event that a third party, other than a Licensee, asserts any claim or cause of action alleging that the Debiotech Micro-Needle Products in the Field (i) infringe of a patent or copyright of another person, or (ii) unlawfully discloses or uses or misappropriates a trade secret or other intellectual property right of a third person, Animas shall have the right to assume control and direct the investigation, defense and settlement of each such claim.

Animas shall keep Debiotech fully informed of all developments of the case, including any counterclaims made by Animas. Animas shall, to the extent legally permissible and without waiving attorney client privilege, (a) provide Debiotech with copies of all pleadings, discoveries and other relevant material (including discussion papers, submissions, opinions, technical evaluations, expert or witness statements and any other material contemplated to be used in the proceedings or otherwise relevant to the proceedings, whether in draft or final form), and (b) allow, except to the extent it would prove impracticable, participation in defense strategy discussions; provided that, Debiotech shall agree to appropriate confidentiality undertakings. Debiotech and its agents, representatives and employees shall at all times have the right, at its own cost, to participate in the defense (and assume the defense if Animas does not act in good faith in defending the claim).

The Parties shall fully cooperate with each other in connection with the defense of such claim, including by furnishing all available documentary or other evidence as is reasonably requested by the other.

Animas shall not, to the extent reasonably practicable, settle the claim or otherwise consent to an adverse judgment in such claim without the express written consent of Debiotech, which consent shall not be unreasonably withheld or delayed. In the event that Debiotech reasonably withholds its consent, whether such consent is requested before or after the settlement is reached, the provisions of Section 10.3 of this Agreement shall not apply.

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10.2	Claims by Licensees. In the event that a Licensee asserts any claim or cause of action for patent, copyright infringement, unlawful disclosure or use or misappropriation of a trade secret or other intellectual property right against another Licensee or Debiotech in connection with the Debiotech Micro-Needle Products in the Field, Animas shall be solely responsible in connection with such claim and the provisions of Section 10.3 shall not apply.

10.3	Royalty Offset. Subject to the limitations below in this Section 10.3, Debiotech shall reimburse Animas for the lesser of (i) fifty percent (50%) of all license fees, costs, settlement fees, expenses, damages and liabilities, including reasonable counsel fees and expenses , incurred by Licensees as a result of any third party claim under Section 10.1 of this Agreement or (ii) 50% of the aggregate royalties received pursuant to Article 4 and of the estimated future royalties to be received of the date of the assessment of such Infringement Costs. Such payment shall be referred to as “Infringement Payment” and shall be credited in full against 50% of all royalties falling due to Debiotech under this Agreement thereafter. Debiotech shall have no obligation to make an Infringement Payment if the claims are based on technology sourced from or developed by Licensees. To the extent the Parties resolve differences regarding this Section 10.3, the Parties shall submit the matter to baseball arbitration pursuant to Section 16.2 of this Agreement.

10.4	Cooperation. If, prior to Commercial Launch, either party finds intellectual property of a third party that could potentially prevent or restrict commercialization of the Debiotech Micro-Needle in accordance with the Micro-Needle Specifications, the parties shall work together to develop an alternate design or a solution not to infringe the third party intellectual property rights.

11.	Product Liability.

11.1	Indemnification by Animas. Animas shall indemnify, defend and hold harmless Debiotech, its agents, officers, employees, representatives and directors from and against claims made against them by third parties, including any and all third party actions, suits, damages, claims, losses or liabilities (including, without limitation, reasonable attorneys’ fees and costs of collection), arising out of or caused by allegedly defective product. Animas shall have no obligation under this Section 11.1 to the extent such claim arises out of or is caused by the dishonesty or wanton

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carelessness of Debiotech.

Debiotech shall promptly notify Animas of such claim. Animas shall have the right to assume and control the defense, direct the investigation, and control the settlement of each such claim. Debiotech shall be permitted to participate to any proceedings at its own expense.

The Parties shall fully cooperate with each other in connection with the defense of such claim, including by furnishing all available documentary or other evidence as is reasonably requested by the other, and shall use reasonable commercial efforts to defend such claim.

If Animas elects not to settle or defend such claim, Debiotech shall (at the expense of Animas) have the right to assume the defense of such claim and shall have the right to settle (with the prior written consent of Animas, such consent not to be unreasonably withheld or delayed).

11.2	Insurance Requirements. Animas agrees that it will maintain the levels of insurance it has as of the Agreement Date and Debiotech agrees (except to the extent that purchasing such levels of insurance would be unreasonable from a commercial point of view) that it will maintain at least ****** in insurance coverage, in each case at such party’s sole cost and expense. Commencing with the clinical testing of the Debiotech Micro-Needle Products on human patients, Animas agrees to maintain in effect and deliver to Debiotech a certificate regarding a comprehensive general liability insurance in which Debiotech is an additional insured in an aggregate amount of at least ******, except to the extent that purchasing such levels of insurance would be unreasonable from a commercial point of view.

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12. Indemnification Outside the Field of Use.

12.1	Notwithstanding the provisions of Sections 10.1 and 11.1 of this Agreement, Animas shall have no obligation to defend or indemnify Debiotech, Debiotech’s sub-licensees or any third party and Debiotech shall indemnify and hold harmless Licensees, their respective successors and assigns and their respective agents, representatives, officers, directors and employees from and against claims made against them by third parties, including any and all actions, suits, claims, losses, damages, costs and expenses, arising out of or caused by (i) the licensing by Debiotech of Debiotech Intellectual Property to third parties, (ii) the licensing of jointly developed intellectual property to third parties, (iii) any use by Debiotech and Debiotech’s sub-licensees of the Debiotech Intellectual property, any jointly developed intellectual property by Debiotech, or any future inventions outside the Field of Use. Liabilities include, but are not limited to: (x) any product liability or other claim of any kind related to use by a third party of a Debiotech Intellectual Property or any jointly developed intellectual property; (y) a claim by a third party that the Debiotech Intellectual Property or jointly developed intellectual property infringes or violates any patent, copyright, trade secret, trademark or other intellectual property right of such third party; and (z) claims arising from clinical trials or studies conducted by or on behalf of Debiotech, its Affiliates, sublicensees, assignees or vendors or third parties relating to the Debiotech Intellectual Property or jointly developed intellectual property rights, such as claims by or on behalf of a human subject of any such trial or study.

13. Ownership of Inventions and Protection of Trade Secrets.

13.1	Future Inventions Inventions made by Debiotech employees and consultants shall be the sole property of Debiotech. Such inventions made during the Royalties Term shall be included within Debiotech Intellectual Property, so as to subject them to the License, with no additional consideration payable by any Licensee.

Inventions made by Animas Group employees and consultants shall be the sole property of Animas Group. Animas hereby grants to Debiotech a royalty-free exclusive worldwide license for use outside of the Field, including the right to

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sublicense, under any such invention made during the Royalties Term specifically relating to the design or manufacture MEMS chips, but no license is granted to inventions relating to Micro-Needle irrespective of whether or not such Micro-Needle utilize a MEMS Chip.

Inventions made by employees and consultants of both Animas Group and Debiotech shall be the joint property of both parties with such inventions being part of the Licensed Patents, Animas Group having an exclusive right, even as to Debiotech, to such joint inventions in the Field with no further consideration, and Debiotech having an exclusive right, even as to Animas, to such joint inventions for use outside of Field worldwide with no further consideration. If such joint invention specifically involves MEMS technology, Debiotech shall be responsible for prosecution and maintenance of patents; otherwise Animas shall be responsible for prosecution and maintenance of patents.

13.2	Future Developments. Debiotech shall keep Animas regularly informed of any future development beyond that set forth in the Development Program of the MEMS Micro-Needle made by Debiotech during the Royalties Term and such development shall be included in Debiotech Intellectual Property so as to subject such development to the License, with no additional consideration payable by Licensees. However, to the extent such future development is requested by Animas, Animas shall reimburse Debiotech for the actual cost incurred to develop such future development to the extent such development is beyond the parameters and scope of the Development Program or the costs necessary to transfer the technology requested by Animas.

Animas shall keep Debiotech regularly informed of (i) any developments of the MEMS Micro-Needle made by Animas Group employees and consultants during the Royalties Term and (ii) any developments to the then-current manufacturing processes made during the Royalties Term. Debiotech shall have non-exclusive rights outside of the Field to use any developments of the MEMS Micro-Needle made by Animas Group during the Royalties Term, with the right to sublicense. The rights of Debiotech set forth in this paragraph shall be referred to as “Section 13.2 Rights”.

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13.3	Animas Rights. Provided that no Change of Control has occurred, Debiotech shall give Animas a right of first refusal with regard to any proposed license or transfer of rights by Debiotech to any new technology related to Micro-Needles in the Field (not included within Debiotech Intellectual Property as Animas already has exclusive rights to the Debiotech Intellectual Property) (“Transfer”) on terms at least as favorable as those offered to any third party, if applicable. Notwithstanding the foregoing, such right of first refusal shall not apply to the extent any Transfer is solely related to a reorganization of Debiotech, the end result of which (after the closing of all such transactions) is no change in the ultimate ownership or control of such new technology.

               (a) Notice. Debiotech shall provide Animas with written notice of a Transfer opportunity. Such notice shall include the terms of the proposed Transfer, including proposed scope, consideration, and other material terms, but not the third party with whom a Transfer would be contemplated (the “ROFR Notice”). There shall be no increase in royalty rates (as compared with the rates provided for in Article 4 of this Agreement) for additional use. Animas shall pay to Debiotech the reasonable costs of any development or transfer of technology requested by Animas, if any, at rates as provided for in Exhibit C, plus out-of-pocket expenses.

               (b) Animas Answer. Animas shall respond to Debiotech within thirty (30) days following receipt of the ROFR Notice, indicating either (i) declination of the proposed Transfer; or (ii) Animas’ interest to the proposed Transfer on the material terms contained in the ROFR Notice. In the event that Animas fails to provide Debiotech with written notice of any kind, such silence shall be deemed a declination of the proposed Transfer.

               (c) Negotiations. Animas and Debiotech shall, for a period not less than forty-five (45) days from Debiotech’s receipt of the Animas notice indicating interest, negotiate in good faith to reach agreement and finalize mutually satisfactory documentation (whether a full agreement or a binding term sheet) relating to the proposed Transfer.

               (d) Third Parties. In the event that Animas declines the proposed Transfer, or if Debiotech and Animas cannot agree on the terms of a definitive

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transaction, then Debiotech shall be allowed to enter into definitive agreements with any third party and consummate the proposed Transfer, provided that the terms and conditions (including financial) contained in the definitive agreement are not less favorable to Debiotech than those contained in the latest ROFR Notice.

13.4	Application for and Prosecution of Patents. At its sole expense, Debiotech shall diligently, file and prosecute applications for Licensed Patents in the Major Countries, Japan and Canada (collectively, the “Group A Countries”) and in such other countries (the “Group B Countries”) as Animas may request, and, except as provided below in this Section 13.4, and shall maintain any patents issued thereon by payment of all required renewal or maintenance fees or taxes. Debiotech will make all initial Group A Country filings using a Patent Cooperative Treaty filing and will use the same Patent Cooperative Treaty filing for the Group B Countries to the extent available.

If Debiotech determines that the costs of maintaining a patent in any of the Group B countries exceeds the value of doing so Debiotech may, not later than 60 days prior to the last date on which payment must be made to maintain the patent, give written notice to Animas enclosing a copy of the patent, stating the amount required to be paid periodically to maintain such patent, and offering to assign such patent to Animas. If Animas elects to accept Debiotech’s offer to assign such a patent, Debiotech shall execute such documentation of such assignment as Animas may reasonably require and Animas shall grant to Debiotech a worldwide, non-exclusive, perpetual and royalty-free license under such patent outside of the Field. If Animas elects not to accept Debiotech’s offer to assign such patent, Debiotech may abandon such patent.

Debiotech will interact directly with patent agents and law firms on all patent prosecution and patent maintenance matters related to the Licensed Patents and will copy Animas on all material correspondence related thereto. Debiotech shall instruct the patent agents and law firms to provide Animas directly with any information reasonably requested by Animas. With respect to any matter involving Licensed Patents, Debiotech agrees to use all reasonable efforts to notify Animas in writing at

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least thirty (30) days prior to the due date or deadline for any action which could jeopardize maintenance of any patent in any country.

Debiotech shall inform Animas of the patent agents and law firms providing legal services relating to the Licensed Patents and jointly developed intellectual property which will be performed on behalf of Animas. Debiotech will authorize such patent agents and law firms to inform Animas, at any time upon request and at the cost of Animas, of the status of each such patent and/or patent application. The designated patent agents and law firms shall invoice Debiotech directly for all work relating to the filing, prosecution and maintenance of the Licensed Patents. Debiotech is responsible for the payment of all charges and fees so invoiced by patent agents and law firms. In the event Debiotech would fail to make the necessary payment, Animas shall have the right to make any such payment directly to the patent agents and law firms, which shall be off-set against any payments otherwise due to Debiotech under this Agreement.

13.5	Infringement of Debiotech Intellectual Property. In the event that Debiotech or a Licensee knows or suspects that a third party infringes Debiotech Intellectual Property in the Field, it shall notify Animas or Debiotech about such infringement.

Animas may, in its sole discretion, pursue parties that it believes in good faith infringe upon Debiotech Intellectual Property and control and direct the investigation, prosecution and settlement of each such claim. In such case, any amounts recovered from an infringer of Debiotech Intellectual Property in the Field, including settlements for past-infringement, damages, and judgments against the infringing party, shall be applied first to pay or reimburse the costs incurred by Animas and Debiotech for proceeding against such infringer, and then shall be split between the parties, ****** for Debiotech and ****** for Animas. If Animas and infringing party agree to sublicense of Debiotech Intellectual Property, Debiotech shall receive ****** of all sublicense fees (in accordance with Section 3.3 of this Agreement) after reimbursement for costs incurred by Animas and Debiotech for proceeding against such infringer, if not already paid by settlement fees, if any.

If Animas elects not to pursue such party that infringes, Debiotech may do so, at its sole expense. In such case, any amounts recovered from an infringer of Debiotech

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Intellectual Property in the Field, including settlements for past-infringement, damages, and judgments against the infringing party, shall be applied first to pay or reimburse the costs incurred by Debiotech and Animas for proceeding against such infringer, and then shall paid 100% for Debiotech. If Debiotech, Animas, and infringing party agree to sublicense Debiotech Intellectual Property to a third party, Debiotech shall receive ****** of all sublicense fees (in derogation to Section 3.3 of this Agreement) after reimbursement for costs incurred by Animas and Debiotech for proceeding against such infringer, if not already paid by settlement fees, if any.

Debiotech and Animas shall fully cooperate with each other in connection with any such proceeding.

14. Confidentiality and Nonsolicitation.

14.1	Identified Information. For purposes of this Agreement, “Confidential Information” shall mean information, data or material deemed proprietary by disclosing party and which may be marked, or, if orally transmitted, designated as “Confidential” by disclosing party and not generally known by the public. Confidential Information also includes any information described above which disclosing party obtains from another party and which disclosing party treats as proprietary or designates in writing as Confidential Information, whether or not owned or developed by disclosing party. Confidential Information includes, but is not limited to, the following types of information and other information of a similar nature (whether or not reduced to writing): discoveries, ideas, concepts, software in various stages of development, techniques, models, data, documentation, user manuals, diagrams, flow charts, consulting methods and techniques, research, development, processes, procedures, “know-how”, marketing techniques and materials, marketing and development plans, customer names and other information related to customers, price lists, pricing policies and financial information, methods of production, and specialized recovery equipment and techniques. Confidential Information shall further include data regarding business practices, pricing, product philosophy, and position relative to competitors. For the avoidance of doubt Confidential Information shall include information deemed confidential under the confidentiality agreement between the parties dated July 6, 2004.

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14.2	Standard of Care. Each Party will use the same efforts to protect such Confidential Information of disclosing party as they use to protect its own proprietary information and data. Disclosure of the Confidential Information shall be restricted to those individuals who are participating in the proposed transaction solely on a “need to know” basis and who are advised of this Agreement and agree to be bound by its terms, or as otherwise may be required by law. Such obligation shall continue for so long as disclosing party treats the Confidential Information as confidential. This provision shall not restrict disclosure of information for the purpose of obtaining patents or meeting regulatory requirements, or the disclosure of information otherwise required to be disclosed by law. A recipient of information shall have no obligation of confidentiality with respect to information that (i) was in the possession of the recipient before receipt from the disclosing party, (ii) is or becomes publicly available through no fault of the recipient, or (iii) is lawfully acquired by the recipient from a third party having the right to disclose such information.

Each party shall require that its employees, agents and consultants who receive confidential information of the other party shall not disclose such information except as the recipient is entitled to, or to other employees, agents and consultants of the recipient who have a need to know for a business purpose of the recipient and are under a similar confidentiality obligation.

14.3	Disclosure of Agreement. This Agreement shall remain confidential, except as required by law, including US securities laws. Both parties agree to make a press release, upon signing this Agreement. Any press release or public disclosure by one party relating to this Agreement shall require the prior consent of the other party, not to be unreasonably withheld, except as required by law, including US securities laws, and except to the extent such public disclosure would be limited to information previously publicly disclosed by the other party or cleared for disclosure by the other party, provided that, neither party shall use quoted statements of the other without prior consent.

To the extent it is reasonably necessary for one party to give access to this Agreement to a third party which needs it in connection with a proposed business or legal transaction, such party shall have the right to make it available to said third party provided a strict confidentiality agreement has been secured prior thereto.

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14.4	Nonsolicitation. Each Party agrees that for a period ending three (3) years after completion of the Manufacturing Program, it will not directly or indirectly on its own behalf or on behalf of any Affiliate, employ, endeavor to employ, solicit or induce to leave any of the other Party’s management, engineers or technicians who are, or were employed by the other party within two years prior thereto.

15. Termination and Default.

15.1	Termination by Animas. (a) Termination for Convenience. Animas may, at any time, give notice to Debiotech electing to terminate its rights under the License.

(b) Default of Debiotech. If Debiotech materially breaches any provision of this Agreement, Animas may give written notice to Debiotech specifying the nature of such breach in reasonable detail and Debiotech shall have ninety (90) days (after receipt of Animas’ written notice) in which to cure such breach. Animas may terminate this Agreement immediately if such material breach remains uncured after such 90 days cure period. The parties agree that, except in cases in which the breached obligation of Debiotech would involve a duty to achieve a specific result, and in particular with respect to all Debiotech’s obligations pursuant to Section 5.1 of this Agreement, the resumption of reasonable commercial efforts and not the achievement of any specific result by Debiotech shall be deemed to be a cure by Debiotech.

For the avoidance of doubt, the parties acknowledge that if Debiotech is in default under this Agreement, Animas may seek all remedies available to it under this Agreement or under the governing law (subject to the limitations contained in this Agreement), including, without limitation, submitting the matter to the arbitration provisions of Section 16.1, and is not required to terminate this Agreement.

(c) Termination for Bankruptcy. If Debiotech is adjudicated bankrupt, if bankruptcy, insolvency, reorganization, debt adjustment or liquidation proceedings, including an involuntary proceeding, are instituted against Debiotech and not dismissed within one hundred eighty (180) days after the institution thereof, if a receiver or trustee is appointed for Debiotech and its assets, or if Debiotech makes a general assignment for the benefit of its creditors, Animas may terminate this

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Agreement immediately.

15.2	Termination by Debiotech (a) Termination for Default of Animas. If Animas materially breaches Section 2.4 or 2.6 of this Agreement, Debiotech may give written notice to Animas specifying the nature of such breach in reasonable detail and Animas shall have ninety (90) days (after receipt of Debiotech’s written notice) in which to cure such breach. Debiotech may terminate this Agreement immediately if such material breach remains uncured after such 90 days cure period. The parties agree that, except in cases in which the breached obligation of Animas would involve a duty to achieve a specific result, the resumption of reasonable commercial efforts and not the achievement of any specific result by Animas shall be deemed to be a cure by Animas. In the event a Sub-licensee materially breaches Section 2.4 of this Agreement, Debiotech may give written notice to Animas specifying the nature of such breach in reasonable detail and Animas shall have ninety (90) days in which to cure such breach or terminate such sublicense agreement. Debiotech may terminate this Agreement, in addition to other remedies, if such material breach remains uncured after such 90 days cure period and the sublicense agreement has not been terminated. For the avoidance of doubt, for purposes of the previous sentence, if the Sub-licensee’s activities causing the breach effectively cease, such cessation shall be deemed a cure of the breach. For the avoidance of doubt, Animas shall not be considered in material breach of Section 2.4 if the actions or activities causing such breach are beyond the reasonable control of Licensees (which control may require reasonable additional features and/or labeling to limit use outside the Field, without the need to obtain additional regulatory approvals).

If there is a dispute as to whether this Agreement has in fact been materially breached, Animas shall be entitled to require that the matter be determined by binding arbitration in accordance with Section 16.2 of this Agreement, in which event the ninety (90)-day period for curing such breach shall not commence until a final decision has been rendered in such arbitration proceeding.

(b)	Termination for Change of Control. Debiotech may, as its sole remedy, terminate this Agreement at any time after a Change of Control if Animas (or its successor) does not spend at least ****** in developing, marketing and/or selling the Debiotech Micro-Needle Products, beginning in the first Year

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following a Change of Control. For the avoidance of doubt, the ****** minimum spending requirement is not intended to provide any indication as to the level of reasonable commercial efforts to be used under Section 2.6 of this Agreement.

(c)	Termination for Bankruptcy. If Animas is adjudicated bankrupt, if bankruptcy, insolvency, reorganization, Chapter XI, debt adjustment or liquidation proceedings, including an involuntary proceeding, are instituted against Animas and not dismissed within one hundred eighty (180) days after the institution thereof, if a receiver or trustee is appointed for Animas and its assets, or if Animas makes a general assignment for the benefit of its creditors, Debiotech may terminate this Agreement immediately.

15.3	Consequences of Termination. Upon termination of this Agreement under this Article 15,

(a) Each party shall pay to the other party any amounts actually earned, due and owing under this Agreement through and including the termination date; and, without prejudice to Animas’ right to recover damages, any amount paid by Animas to Debiotech shall be kept by Debiotech (with no restitution to be made) except to the extent expressly provided otherwise; except Animas shall be relieved from any obligation to make a payment pursuant to Section 3.2 of this Agreement unless the License Fee under Section 3.2 fell due prior to the termination notice.

(b) Debiotech’s audit rights pursuant to Section 4.7 of this Agreement shall survive for a one-year period following termination. Sections 8.10, 9, 10, 11, 12,14, 15 and 16 of this Agreement shall survive indefinitely following termination.

(c) Except with respect to a breach pursuant to Section 15.1 (b), the License and all rights under this Agreement shall become non-exclusive for a period of 180 days following termination. (d) Following such 180 day transition period, or otherwise immediately following termination pursuant to Section 15.1 (b)

(i) rights to any joint invention pursuant to Section 13.1 of this Agreement shall survive and become non-exclusive and non-royalty bearing for both Animas and Debiotech.

(ii) Debiotech’s perpetual license rights under any patent assigned to Animas

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pursuant to Section 13.4 of this Agreement shall survive and extend also in the Field and be non-royalty bearing.

(iii) Each party shall return to the other party all copies of such other party’s confidential information provided in connection with this Agreement.

(iv) Animas shall deliver a letter to Debiotech confirming expressly that this Agreement has been terminated and that, except as set forth in Section 13.1, Animas has no further rights to Debiotech Intellectual Property .

(v) If Animas decides to discontinue selling and/or distributing the Debiotech Micro-Needle in the USA, Animas shall use reasonable commercial efforts to transfer to Debiotech, to the extent allowed by law, any FDA Approval obtained for the Debiotech Micro-Needle, together with the FDA Submission and correspondence with the FDA related thereto, promptly after the six months transition period. For the avoidance of doubt, this paragraph is not intended to extend to Animas any additional rights not otherwise set forth in this Agreement.

16. Miscellaneous.

16.1	Mediation and Arbitration Generally. The mediation and arbitration clause contained in the Pump Agreement shall be applicable.

16.2	Baseball Arbitration. Notwithstanding anything to the contrary contained herein, any dispute which this Agreement explicitly specifies shall be resolved pursuant to this Section 16.2 shall be determined in accordance with the procedure specified in Section 16.1, superseded by the arbitration procedure specified in this Section 16.2.

There shall be no mediation. The Request for baseball Arbitration may be filed by either party at any time before, during or after the period of exchange of proposals described hereunder.

If a party desires to resolve a matter which this Agreement expressly provides shall be determined under this Section 16.2 , such party (the “Initiating Party”) shall give written notice to the other party (the “Responding Party”) containing a complete written proposal of the resolution for the matter in dispute. Within 10 business days after receipt of any such notice, the Responding Party shall submit to the Initiating Party a written counter proposal. The Initiating Party shall then have 2

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business days after receipt of the counterproposal in which to decide whether to modify its proposal by giving written notice of its revised proposal to the Responding Party. The Responding Party shall then have 2 business days after receipt of the revised proposal in which to decide whether to modify its proposal by giving written notice of its revised proposal to the Initiating Party. This process shall continue with each party sending alternate proposals to the other party until such time as the earliest of (1) the parties reach agreement on how to resolve the dispute, (2) one of the parties fails to respond within 2 business days after receipt of a proposal from the other party, or (3) a party determines that it is unwilling to change its proposal further. In the event of clause (2) or (3) of the foregoing sentence, either party may give written notice (a “Baseball Notice”) to other of its election to require the submission of their last, best, written proposals (each a “Sealed Proposal”) within 3 business days after receipt of the Baseball Notice. Each party shall submit its Sealed Proposal directly to the WIPO and the WIPO shall not give any Sealed Proposal to the other party hereto until both such Sealed Proposals have been received by WIPO. If a party fails timely to submit a Sealed Proposal, it shall be deemed to have submitted its last written proposal as its Sealed Proposal.

There shall be no further exchange of written briefs other than the Request for baseball Arbitration and the Answer to the Request and the Sealed Proposals, except with special permission of the arbitral tribunal. Within three weeks after the appointment of the arbitrators, a hearing shall be held. Each party shall be afforded such amount of time as is reasonable for the presentation of its case at the hearing, and the hearing shall be sequenced in such a manner, as the arbitrators shall determine to be commercially reasonable. The arbitrators shall select one of the party’s Sealed Proposals within five (5) business days after conclusion of the hearing. The arbitrators shall be limited to awarding only one or the other of the two Sealed Proposals submitted, without modification. The arbitrator shall be guided by what is equitable under the circumstances and in accordance with the principles set forth in the relevant provisions of this Agreement. The selected Sealed Proposal shall become the arbitrator’s final and binding decision and award, without any modification. Reasons should not be stated in the award issued within five (5) business days as provide hereabove, but should be provided subsequently in a separate document, not to be deemed part of the award.

16.3	Notices. Any notice or election under this Agreement shall be in writing and shall be given by express commercial delivery service or by fax and by certified mail to

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the intended recipient at its address as indicated below or as changed by notice to the other party given pursuant to this Section 16.30. Notices sent by commercial delivery service for which delivery is refused shall be deemed received as of the date delivery is refused. Notices sent by fax and by certified mail shall be deemed received as of the date of receipt by fax (and if the fax is not received, as of the date of delivery of the certified mail or the refusal thereof). Notices to Animas shall be addressed to:

Animas Corporation
200 Lawrence Drive
West Chester, PA 19380
Attention: Katherine D. Crothall
fax: 484-568-1407

     with a copy to:

Animas Corporation
200 Lawrence Drive
West Chester, PA 19380
Attention: Deborah Lofton
Fax: 484-356-1742

     Notices to Debiotech shall be addressed to:

Debiotech, S.A.
28 Avenue de Sevelin
CH-1004 Lausanne
Switzerland
Attention: Dr. Frederic Neftel
fax: +41 21 623 6079

     with a copy to:

Laurent Hirsch
8 Rue Eynard
CH-1205 Geneva

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Switzerland
fax: +41 22 318 3010

16.4	Governing Law. This Agreement shall be governed first by the Unidroit Principles, International Commercial Contracts 2004. If these Unidroit Principles of International Commercial Contracts 2004 do not provide for an applicable provision they shall be supplemented by the laws of Switzerland.

However, Articles 3.4 and 3.5 of the Unidroit Principles relating to mistake shall not apply (as it is expressly provided in Article 3.19 not to be mandatory) and no party may avoid this Agreement for any mistake.

16.5	Severability. If any provision of this Agreement is invalid or unenforceable in whole or in part in a particular context, the balance of this Agreement shall nevertheless remain in effect and the invalid or unenforceable provision shall be enforced to the extent permissible in accordance with the intent of the parties.

16.6	Assignment. This Agreement (including assignment of contractual rights and transfer of contractual obligations) may not be assigned by Debiotech without Animas’ consent except to Affiliates or to any person who succeeds to all or a substantial portion of MEMS Micro-Needle Business, as long as Debiotech remains jointly and severally liable with the assignee until Commercial Launch. For purposes of clarification, the consent requirements contained in this Section 16.6 shall not be required in the case of any proposed transaction or series of simultaneous transactions involving the assets and/or liabilities of Debiotech that are executed in connection with a reorganization of Debiotech, the end result of which (after the closing of all such transactions) is no change in ultimate ownership or control of all or substantially all of the assets relating to the MEMS Micro-Needle Business conducted by Debiotech as of the Agreement Date, including all components, contracts, and other assets and liabilities constituting Debiotech Intellectual Property. In the event Debiotech sells the MEMS Micro-Needle business or sells an Affiliate as described in Section 1.8 of this Agreement, such sale shall not diminish any rights of Animas to existing intellectual property prior to that spin-off or be disruptive to the Development Program.

This Agreement (including assignment of contractual rights and transfer of

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contractual obligations) may not be assigned by Animas except to Affiliates or to any person who succeeds to all or a substantial portion of Animas business.

Any attempted assignment of this Agreement in violation of this Section 16.6 without the prior written consent of the other party (not to be unreasonably withheld) shall be null and void.

In the event of a sale of substantially all the MEMS Micro-Needle Business to a third party, except as provided in the following sentence, Animas shall not be entitled to any technology and know how owned by Debiotech’s successor other than that associated with the transferred MEMS Micro-Needle Business. Any such intellectual property which Debiotech has incorporated in the Debiotech Micro-Needle Products shall be subject to the License.

Notwithstanding anything to the contrary contained in this Agreement, Debiotech shall not be entitled to Section 13.2 Rights on any developments made following a Change of Control; provided, however, Debiotech shall be entitled to Section 13.2 Rights on developments made after a Change of Control only with respect to developments made solely by individuals who were employees of Animas prior to a Change of Control and to the extent that such employee did not use, obtain or have access to any information from Animas’ successor or any new Affiliate of Animas.

16.7	No Joint Venture. This Agreement is intended to create licenses of certain patents, trade secrets and copyrights. Nothing herein shall be deemed to constitute a partnership or joint venture. The Parties are not employees or legal representatives of the other party for any purpose. Neither Party shall have the authority to enter into any contracts or agreements in the name of or on behalf of the other party.

16.8	Waiver. No waiver by either party of any violations or nonperformance by the other party of any of its obligations under this Agreement shall be deemed to be a waiver of any subsequent violation or nonperformance of the same or any other covenant, nor shall any forbearance by any party be deemed a waiver by such party of its rights or remedies with respect to a violation or nonperformance.

16.9	Tax Cooperation. All amounts payable by Animas Group under this Agreement shall be reduced for any taxes that are required to be withheld from the payment, and

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Animas Group will pay such amounts promptly to the relevant governmental agency and provide Debiotech reasonable proof of the payment of such taxes. Each party will reasonably cooperate with the other to provide such forms or other documentation that would preclude the withholding of tax from such payments, and will reasonably cooperate to recover such withheld taxes as appropriate. If any payments to be made hereunder are subject to the payment of value added tax ( or similar tax) by Animas Group, such value added tax shall be paid by Animas in addition to the amounts as stated in this Agreement and each party shall cooperate as reasonably requested by the other to recuperate any value added or other tax which are normally recoupable in the international context.

16.10	Interest. The interest rate applicable to overdue payments shall be 2 points over the LIBOR (London Interbank Offered Rate for US dollars) at one month for the first month of delay, 4 points over the LIBOR (London Interbank Offered Rate for US dollars) at three months for the next three months of delay, and 6 points over the LIBOR (London Interbank Offered Rate for US dollars) at six months for any period thereafter; provided that, the interest rate applicable to payments that are subject to a reasonably arguable dispute shall be 2 points over the LIBOR (London Interbank Offered Rate for US dollars) at six months for the entire period the payments are withheld in good faith. Interest shall be due for the whole period from the date initially due until the date payment is received by the other party, compounded on a six months basis. However, no interest shall be due to the extent payment is made within a grace period of fifteen (15) days after special notice specifying the amount due and requesting payment within the fifteen (15) day period. Interest at such rate shall not be deemed to constitute damages for the purposes of the limitation set forth in Section 9.2 of this Agreement.

16.11	Set-Off. If at any time Animas asserts any claim or cause of action under Section 16.1 or Section 16.2 of this Agreement, then at Animas’ election, Animas may set-off any portion or all of the amounts contained in such claim or cause of action against amounts payable by Animas to Debiotech hereunder, subject to the limitation below. Upon resolution of such claim or cause of action, if it is determined that Animas had set-off a greater amount than the actual damages awarded with respect to such claim or cause of action, Animas shall return such excess amounts, together with interest calculated as hereabove. Any amounts by which such actual damages awarded exceed such amounts previously set-off may continue to be set-off in the sole discretion of

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Animas. Notwithstanding the foregoing, Animas’ right to set-off any claim against royalties due to Debiotech under Section 4.1 of this Agreement shall only apply to royalties in excess of ******.

16.12	Hardship. In the event the conditions upon which the parties rely at the time of entering into this Agreement are drastically modified, so that any party would suffer severe consequences from maintaining the terms of this Agreement, which could not have been reasonably foreseen at the time of entering into this Agreement, the parties agree to discuss in good faith appropriate modifications to the terms of this Agreement in view of the new circumstances and to the extent equitable to both parties (Article 6.2.2 of the Unidroit Principles shall not apply).

16.13	Entire Agreement. This Agreement, including its exhibits, constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior and contemporaneous agreements and understanding of the parties, whether written or oral. No amendment or modification of this Agreement shall be valid or binding unless in writing and executed by the party to be bound.

16.14	Headings. The headings for each article and section in this Agreement have been inserted for convenience or reference only and are not intended to limit or expand on the meaning of the language contained in the particular article or section.

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IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized representatives.

Debiotech S.A.
By:	/s/ Frédéric Neftel	date: 10/29/04
Frédéric Neftel , its CEO

Animas Corporation
By:	/s/ Katherine D. Crothall	date: 10/29/04
Katherine D. Crothall, its CEO

Exhibit A:	Description of Existing Debiotech Intellectual Property
Exhibit B	Applicable Rates
Exhibit C:	Debiotech Research & Engineering Costs
Exhibit D:	List of Privileged Shareholders

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Exhibit A

Description of Existing Debiotech Intellectual Property

******

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Exhibit B

Applicable Rates

******

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Exhibit C

Debiotech Research & Engineering Costs

******

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Exhibit D

List of Privileged Shareholders

Katherine D. Crothall
Graeme Crothall
William A. Graham, IV